Cyber Apps World, Inc.

9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

Email: info@cyberappsworld.com

 February 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: Cyber Apps World, Inc. (the "Company") Request for Withdrawal on Form RW-WD for Form RW dated February 16, 2021

Ladies and Gentleman:

Cyber Apps World, Inc. (the “Issuer”) hereby requests withdrawal of its Withdrawal Request dated February 18, 2021 on Form RW. The Issuer filed the Withdrawal Request in error and intended to file a Withdrawal Request on Form 1-A-W.

/s/ Mohamed Irfan Rafimiya Kazi

Mohamed Irfan Rafimiya Kazi, President and C.E.O.

Cyber Apps World, Inc.